

September 25, 2013

Via E-Mail
Mr. John D. Idol
Chief Executive Officer
Michael Kors Holdings Limited
Unit 1902, 19/F, Tower 6
The Gateway, Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **Michael Kors Holdings Limited**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed May 29, 2013**
> **File No. 001-35368**

Dear Mr. Idol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

1.   Please confirm in future filings that you will provide the disclosure required by Item 201(d) of Regulation S-K or advise.

Management's Discussion and Analysis, page 22

Certain Relationships and Related Person Transactions, page 26

2.   The disclosure on page 27 addressing your Far East Licensing Agreements indicates that
        you "waived the royalty on all net sales of licensed products" for the periods prior to
        April 1, 2013. Please advise us of the dollar amount of royalties waived.   In addition,
        confirm that you will provide the disclosure requested by Item 404(a)(4) of Regulation S-
        K regarding the dollar value of each related party's interest in the Far East Licensing
        Agreements in future filings, and provide us with draft disclosure based on the year-
        ended March 30, 2013.

General Definitions for operating results, page 28

3.   We note that you record your warehousing and distribution costs, rent for your
        distribution centers, store payroll, and store occupancy costs in sales, general and
        administrative expenses as opposed to cost of goods sold. Please disclose that your gross
        profit may not be comparable to those of other entities, since some entities may include
        all or some component of these costs in cost of goods sold and others like you exclude
        them from gross profit.

Property and Equipment, page 51

4.   You disclose on page 21 of MD&A the number of retail stores operating at March 31,
        2013 was 304, an increase of 67 stores from 237 stores operated at March 31, 2012. We
        further note in the Q1 2014 earnings conference call you state you are on track to open a
        significant number of new stores in fiscal 2014 including another 50 stores in North
        America and another 7 stores in Japan. In consideration of these activities please provide
        us with your policy for the accounting of start-up or store pre-opening costs with details
        sufficient to understand the types of costs that you consider to be start-up costs under
        FASB ASC Section 720-15. Please confirm you will include disclosure of this policy in
        future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Craig Arakawa, Accounting Branch Chief at (202) 551-3650 if you have questions regarding comments on financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Jay Williamson at (202) 551-3393 with any other questions.

Sincerely,

/s/Craig Arakawa (for)

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining